Exhibit 99.1

IDT CORPORATION CHANGES FROM CASH TO STOCK IN PROPOSED OFFER TO PURCHASE NET2PHONE SHARES WITH VALUE TO REMAIN THE SAME

Net2phone Stockholders Would Receive 0.1283 IDT Shares For Each Net2phone Share

Newark, N.J., September 6, 2005 – IDT Corporation (NYSE:IDT, IDT.C) announced that it is changing the form of consideration in its proposed offer to purchase all outstanding shares of common stock of Net2Phone, Inc. (NASDAQ: NTOP) not owned by IDT or its affiliates from $1.70 in cash to $1.70 in value of IDT’s Class B Common Stock, based on last week’s average closing price for the Class B Common Stock on the New York Stock Exchange of $13.25 per share. This is equivalent to a ratio of 0.1283 IDT shares for each share of Net2Phone. Cash will be paid in lieu of fractional shares.

IDT believes that the change should be attractive to investors. It will allow Net2Phone stockholders to participate in the ownership of a larger and more diversified enterprise and to benefit along with IDT’s existing stockholders from the future performance and prospects of the two companies operating as a single entity.

IDT currently, directly and indirectly, owns 2,773,798 shares of Net2Phone common stock and 28,896,750 shares of Net2Phone class A common stock representing approximately 41% of Net2Phone’s outstanding equity securities and approximately 57% of the total voting power of Net2Phone’s outstanding equity securities.

IDT anticipates that the offer will be commenced after the Special Committee of the Net2Phone Board of Directors and its advisors have had an opportunity to review and consider the change to the offer.

Other terms and conditions of the offer remain as previously announced. The offer will be subject to the non-waivable condition that it be accepted by holders of a majority of the outstanding shares of common stock of Net2Phone not owned by IDT and its affiliates. The offer will be subject to the waivable condition that IDT directly or indirectly own at least 90% of the outstanding shares of common stock of Net2Phone following consummation of the offer. As promptly as practicable following the consummation of the offer, IDT will effect a merger of Net2Phone with a subsidiary of IDT in which all remaining holders of Net2Phone common stock would receive the same consideration for their shares as the holders who tendered their shares received in the offer. The offer also will be subject to other terms and conditions that will be set forth in the tender offer materials to be distributed to Net2Phone stockholders. Following consummation of the merger, IDT intends to delist Net2Phone’s common stock from quotation on Nasdaq and terminate the registration of Net2Phone’s common stock under the Securities Exchange Act of 1934.

IDT will file a tender offer statement and related documents with the SEC with respect to the offer when it is commenced. Net2Phone stockholders should read the tender offer statement and the other documentation when they become available because they will contain important information. Investors can get the tender offer statement and other filed documents without charge from the web site of the SEC at www.sec.gov after these documents are filed. Investors will also be able obtain the tender offer statement and related documents from IDT without charge by directing a request to IDT Corporation, 520 Broad Street, Newark, New Jersey, Attention: Investor Relations, Telephone: (973) 438-1000.

IDT Corporation, through its IDT Telecom subsidiary, is a facilities-based, multinational carrier that provides a broad range of telecommunications services to retail and wholesale customers worldwide. IDT Telecom, by means of its own international telecommunications backbone and fiber optic network infrastructure, provides its customers with integrated and competitively priced international and domestic long distance and domestic all-distance telephony and prepaid calling cards. IDT Entertainment is the IDT subsidiary focused on developing, acquiring, producing and distributing computer-generated and traditionally animated productions and other productions for the film, broadcast and direct-to-consumer markets. IDT Capital is the IDT division principally responsible for the Company’s initiatives in radio broadcasting, brochure distribution and new technologies. Net2Phone, Inc., a subsidiary of IDT Corporation, is a provider of high-quality global retail Voice over IP services and offers a fully outsourced cable telephony service to cable operators allowing cable operators to provide residential phone service to their subscribers.

IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols IDT and IDT.C, respectively.

Contact:

Gil Nielsen, IDT Corporation

973-438-3553

Mary Jennings, IDT Investor Relations

973-438-3124